Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2023 Half-Year Unaudited Financial Results

Hong Kong, December 13, 2023 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the six months ended June 30, 2023.

	Six Months Ended June 30,
	2023	2022	Percentage change
	(US$ in thousands)
	(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	45,595	55,921	(18)%
Enterprise Solutions	21,538	29,533	(27)%
Total revenue	67,133	85,454	(21)%
Gross profit	16,764	25,251	(34)%
Net loss	(28,569)	(55,063)	N/M
Adjusted EBITDA[1]	(21,061)	(16,546)	N/M
Adjusted net loss[1]	(21,721)	(20,532)	N/M
Diluted adjusted net loss per American Depositary Shares (“ADS”)[1,2]	(2.13)	(2.06)	N/M
Operating Metrics:
Gross billing	99,177	158,023	(37)%

1 For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 On November 14, 2022, the Company changed the ratio of the ADS representing its Class A ordinary shares from one ADS representing one-half of one Class A ordinary share to one ADS representing five Class A ordinary shares. The diluted adjusted net loss per ADS as presented in this document has been retrospectively adjusted to reflect the impact of the ratio change on the ADS.

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick, said, “In the first half of 2023, we fulfilled the service needs from key customers with our continuous strategy on reducing low-margin, high-risk businesses within the Marketing Solutions segment with reasonable targets to curtail cost for operational efficiency and performance. The Company’s topline performance was affected by slow recovery of economic growth and customer demand after the pandemic. In the future, we will continue to maintain a balanced customer base and core products and services offering, and look forward to improvements on the macro economic environment.”

First Half Year of 2023 Results:

Revenue for the first half of 2023 was US$67.1 million, compared with US$85.5 million for the first half of 2022 due to the ongoing strategic scale-down of the Marketing Solutions businesses and macro economic environment.

Revenue from Marketing Solutions declined to US$45.6 million for the first half of 2023, compared with US$55.9 million for the first half of 2022, primarily because we strategically reduced lower margin and higher risk businesses within the Marketing Solutions segment. The uncertainties of the macro economic environment led to a broad-based advertising market slowdown in China.

Revenue from Enterprise Solutions was US$21.5 million for the first half of 2023, compared with US$29.5 million for the first half of 2022. The decline in revenue was because of the weaker demand from clients on digitalization products and services. In addition, the Company offered competitive pricing as a result of clients’ tightened IT budget.

Gross profit for the first half of 2023 was US$16.8 million, compared with US$25.3 million for the first half of 2022, aligned with the decline in revenue and adjustment on pricing strategy. Gross profit margin decreased to 25.0% for the first half of 2023 from 29.5% for the first half of 2022.

Total operating expenses were US$40.7 million for the first half of 2023, compared with US$52.3 million for the first half of 2022. The change was primarily due to decrease of bad debt expenses because of improvement in the collection of accounts receivable, a decrease in share-based compensation expenses as well as savings on promotional expenses and consulting expenses in connection with our cost optimization.

Net loss totalled US$28.6 million for the first half of 2023, compared with US$55.1 million for the first half of 2022, mainly because we made goodwill impairment of US$24.9 million in the first half of 2022, while did not make any goodwill impairment in the first half of 2023. Goodwill impairment in the first half of 2022 was primarily related to the volatile digital advertising industry, which resulted in a shortfall between the carrying value and the estimated fair value of the Marketing Solutions reporting unit as of June 30, 2022. Goodwill was fully impaired as of December 31, 2022. The decrease in net loss was partially offset by an increase in other losses, net, mainly due to the increase in impairment of equity investments.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the first half of 2023 were US$2.80, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$5.38 for the first half of 2022.

Adjusted EBITDA for the first half of 2023 was a loss of US$21.1 million, compared with loss of US$16.5 million for the first half of 2022. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for the first half of 2023 was US$21.7 million, compared with US$20.5 million in the first half of 2022. For a reconciliation of the Company’s adjusted net loss from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing3 was US$99.2 million for the first half of 2023, compared with US$158.0 million for the first half of 2022, mainly as a result of our continued strategy of reducing lower margin and higher risk businesses in Marketing Solutions segment.

As of June 30, 2023, the Company had cash and cash equivalents, time deposits and restricted cash of US$73.3 million, compared with US$105.3 million as of December 31, 2022.

Liquidity and Capital Resources

The Company has been incurring losses from operations since inception. For the six months ended June 30, 2023, the Company recorded a net loss of US$28.6 million. Accumulated deficit was amounted to US$450.6 million as of June 30, 2023. Net cash used in operating activities was US$17.6 million for the six months ended June 30, 2023.

Management has developed plans to mitigate these adverse conditions and events which included a cash flow projection covering a period of 12 months from the issuance date of this press release. The cash flow projection has taken into account the anticipated cash flows to be generated from the Company’s future operations, including considerations of reasonably possible changes in its operating performance, and available financing during the period under projection, including availability of banking facilities, subject to uncertainty, such as (i) recovery of economy and broad-based advertising market in China, (ii) availability of banking facilities, and (iii) the achievement of targeted gross profit, cost control and working capital for operation by the Company.

Based on the above, the directors of the Company concluded that the Company has sufficient financial resources to meet its financial obligations as and when they fall due and continue its operations in the coming 12 months after the issuance date of this press release. Accordingly, the directors of the Company continues to prepare the Company’s consolidated financial information on going concern basis.

Share Repurchase Program

On December 28, 2022, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$5.0 million from January 1, 2023 to December 31, 2023. As of June 30, 2023, the aggregate value of purchased shares was approximately US$0.03 million.

Recent Development

As previously announced, on November 24, 2023, the Company entered into a Definitive Agreement and Plan of Merger with TSH Investment Holding Limited (“Parent”) and TSH Merger Sub Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”).

The Merger, which is currently expected to close in the first quarter of 2024, is subject to customary closing conditions including an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding shares of the Company present and voting in person or by proxy at a meeting of the Company’s shareholders. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Market.

[3]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Six Months Ended June 30,
	2023	2022
Revenue	67,133	85,454
Cost of revenue	(50,369)	(60,203)
Gross profit	16,764	25,251

Research and development expenses	(3,298)	(4,418)
Sales and marketing expenses	(20,105)	(22,569)
General and administrative expenses	(17,283)	(25,344)
Total operating expenses	(40,686)	(52,331)
Goodwill impairment	—	(24,945)
Interest expense	(618)	(1,313)
Interest income	739	649
Other losses, net	(4,653)	(2,133)
Loss before income tax expense and share of losses from an equity investee	(28,454)	(54,822)
Share of losses from an equity investee	(19)	(40)
Income tax expense	(96)	(201)
Net loss	(28,569)	(55,063)
Net loss attributable to noncontrolling interests	58	1,381
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(28,511)	(53,682)

Net loss	(28,569)	(55,063)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	170	(2,908)

Comprehensive loss	(28,399)	(57,971)
Comprehensive loss attributable to noncontrolling interests	69	1,433
Comprehensive loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(28,330)	(56,538)

Net loss per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders[2]
— Basic	(2.80)	(5.38)
— Diluted	(2.80)	(5.38)

Weighted average number of ADS used in per share calculation[2]:
— Basic	10,178,966	9,984,505
— Diluted	10,178,966	9,984,505

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of June 30, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	73,297	105,307
Accounts receivable, net of allowance for doubtful receivables of US$39,110 and US$37,215 as of June 30, 2023 and December 31, 2022 respectively	50,497	64,556
Other current assets	36,252	34,797
Total current assets	160,046	204,660

Non-current assets
Intangible assets	709	991
Other assets	9,140	16,131
Total non-current assets	9,849	17,122

Total assets	169,895	221,782

Liabilities and equity
Current liabilities
Accounts payable	34,185	41,728
Bank borrowings	35,166	44,283
Other current liabilities	46,473	51,705
Total current liabilities	115,824	137,716

Non-current liabilities
Other liabilities	2,679	4,777
Total non-current liabilities	2,679	4,777

Total liabilities	118,503	142,493
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2023 and December 31, 2022, respectively; 43,814,436 shares and 43,736,801 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	44	44
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2023 and December 31, 2022, respectively; 5,034,427 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	5	5
Treasury shares (5,864,646 shares and 5,843,335 shares as of June 30, 2023 and December 31, 2022, respectively)	(28,475)	(28,457)
Other reserves	75,527	103,338
Total iClick Interactive Asia Group Limited shareholders’ equity	47,101	74,930
Noncontrolling interests	4,291	4,359

Total equity	51,392	79,289

Total liabilities and equity	169,895	221,782

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) goodwill impairment, (vii) other losses, net, (viii) impairment of right-of-use assets, (ix) net loss attributable to non-controlling interests, (x) share of losses from an equity investee, and (xi) cost related to new business setup or acquisitions.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Six Months Ended June 30,
	2023	2022
Net loss	(28,569)	(55,063)
Add/(less):
Depreciation and amortization	665	3,436
Interest expense	618	1,313
Interest income	(739)	(649)
Income tax expense	96	201
EBITDA	(27,929)	(50,762)
Add/(less):
Share-based compensation	534	3,144
Goodwill impairment[4]	—	24,945
Other losses, net[5]	5,225	5,056
Impairment of right-of-use assets	1,014	—
Net loss attributable to noncontrolling interests[6]	76	1,028
Share of losses from an equity investee[7]	19	40
Cost related to new business setup or acquisitions[8]	—	3
Adjusted EBITDA	(21,061)	(16,546)

[4]	Goodwill impairment represents the shortfall between the carrying value and the estimated fair value of Marketing Solutions reporting unit due to the volatile digital advertising industry for the first half of 2022.

[5]	Other losses, net have been adjusted out, except for amounts of US$572 thousand and US$2,923 thousand in relation to government grants for the six months ended June 30, 2023 and 2022, respectively.

[6]	Net loss attributable to non-controlling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding non-controlling interests as a measure of its operational performance.

[7]	Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[8]	Cost related to new business setup or acquisitions represents transaction cost (e.g. legal and professional fee) in connection therewith.

Adjusted net loss represents net loss before (i) share-based compensation, (ii) goodwill impairment, (iii) other losses, net, (iv) impairment of right-of-use assets, (v) net loss attributable to non-controlling interests, (vi) share of losses from an equity investee, and (vii) cost related to new business setup or acquisitions. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net loss from net loss for the periods indicated:

	Six Months Ended June 30,
	2023	2022
Net loss	(28,569)	(55,063)
Add/(less):
Share-based compensation	534	3,144
Goodwill impairment[4]	—	24,945
Other losses, net[5]	5,225	5,056
Impairment of right-of-use assets	1,014	—
Net loss attributable to noncontrolling interests[6]	56	1,343
Share of losses from an equity investee[7]	19	40
Cost related to new business setup or acquisitions[8]	—	3
Adjusted net loss	(21,721)	(20,532)

The diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Six Months Ended June 30,
	2023	2022
Net loss:	(28,569)	(55,063)
Add: Non-GAAP adjustments to net loss	6,848	34,531
Adjusted net loss	(21,721)	(20,532)

Denominator for net loss per ADS - Weighted average ADS outstanding	10,178,966	9,984,505

Denominator for diluted adjusted net loss per ADS - Weighted average ADS outstanding	10,178,966	9,984,505

Diluted net loss per ADS	(2.81)	(5.51)
Add: Non-GAAP adjustments to net loss per ADS[2]	0.68	3.45
Diluted adjusted net loss per ADS[2]	(2.13)	(2.06)